Exhibit 3.194

CERTIFICATE OF FORMATION

OF

FILTERFRESH COFFEE SERVICE, LLC

1.	The name of the limited liability company (the “Company”) is

Filterfresh Coffee Service, LLC

2.	The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	The purpose of the Company is to engage in any and all business in which limited liability companies are permitted under the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of October, 2014.

By:	/s/ Gregory C. Ott
Gregory C. Ott
Organizer